Filed Pursuant to Rule 424(B)(3)

 Registration No. 333-147819

25,471 Shares of Common Stock

PROSPECTUS

This prospectus relates to sales of shares of our common stock by the selling stockholder identified under the caption “Selling Stockholder” on page 5.  The shares were issued to the selling stockholder in connection with our acquisition of substantially all of the assets of the selling stockholder.

We will not receive any proceeds from the sale of the shares.

The selling stockholder, or its pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on The NASDAQ Stock Market under the symbol “GSAT.”  On December 13, 2007, the closing sale price of the common stock on The NASDAQ Stock Market was $9.50 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves risks.  You should consider carefully the risks described in the “Risk Factors” section beginning on page 2 and under “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Item 1A of subsequently filed Quarterly Reports on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus before making a decision to invest in our common stock.  See “Where You Can Find More Information.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is December 18, 2007.

ABOUT THIS PROSPECTUS

 You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making offers to sell or soliciting offers to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone whom it is unlawful to make an offer or solicitation.

You should not assume that the information contained in this prospectus or any prospectus supplement, as well as the information we previously filed with the Securities and Exchange Commission that is incorporated by reference herein, is accurate as of any date other than its respective date.

Unless the context requires otherwise, references to “we,” “us,” “our,” “Globalstar” and the “company” refer to Globalstar, Inc.

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THE COMPANY

We are a provider of mobile voice and data communication services via satellite. Our communications platform extends telecommunications beyond the boundaries of terrestrial wireline and wireless telecommunications networks to serve our customer’s desire for connectivity. Using in-orbit satellites and ground stations, which we call gateways, we offer voice and data communications services to government agencies, businesses and other customers in over 120 countries.

Our executive offices are located at 461 South Milpitas Boulevard, Milpitas, California 95035, and our telephone number is (408) 933-4000.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors described below together with the other information contained or incorporated by reference in this prospectus before you decide to buy our common stock.  Any of these risks  could materially adversely affect our business, financial condition or results of operations or the value of your investment.  Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks related to our business can be found in Item 1A of our Annual Report on Form 10-K  for the fiscal year ended December 31, 2006 and Item 1A of subsequently filed Quarterly Reports on Form 10-Q, which documents are incorporated by reference herein.

Risks Related to Our Common Stock

We do not expect to pay dividends on our common stock in the foreseeable future.

We do not expect to pay cash dividends on our common stock, including the common stock subject to this offering. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock. Our credit agreement currently prohibits the payment of cash dividends.

The market price of our common stock is volatile and there is a limited market for our shares.

The trading price of our common stock is subject to wide fluctuations. Factors affecting the trading price of our common stock may include:

•                  actual or anticipated variations in our operating results;

•                  changes in financial estimates by research analysts, or any failure by us to meet or exceed any such estimates, or changes in the recommendations of any research analysts that elect to follow our common stock or the common stock of our competitors;

•                  actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•                  actual or anticipated changes in the regulatory environment affecting our industry;

•                  changes in the market valuations of our industry peers; and

•                  announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. You may be unable to resell your shares of our common stock at or above the initial purchase price.  Additionally, because we are a controlled company there is a limited market for our common stock and we cannot assure you that a trading market will develop further or be maintained.

Holders of our common stock may experience significant dilution.

We anticipate that we will need to raise additional capital to fund our business plan.  This may include the issuance of a significant number of shares or the rights to acquire shares.  In either event, current stockholders may experience significant dilution and our earnings per share may decrease.

If persons engage in short sales of our common stock, the price of our common stock may decline.

Selling short is a technique used by a stockholder to take advantage of an anticipated decline in the price of a security.  A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security.  Further sales of common stock could cause even greater declines in the price of our common stock due to the number of additional shares available in the market, which could encourage short sales that could further undermine the value of our common stock.  Holders of our securities could, therefore, experience a decline in the value of their investment as a result of short sales of our common stock.

Provisions in our charter documents and credit agreement and provisions of Delaware law may discourage takeovers, which could affect the rights of holders of our common stock.

Provisions of Delaware law and our amended and restated certificate of incorporation, amended and restated bylaws and our credit agreement could hamper a third party’s acquisition of us or discourage a third party from attempting to acquire control of us. These provisions include:

•                  the absence of cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

•                  the ability of our board of directors to issue preferred stock with voting rights or with rights senior to those of the common stock without any further vote or action by the holders of our common stock;

•                  the division of our board of directors into three separate classes serving staggered three-year terms;

•                  the ability of our stockholders, at such time when Thermo Capital Partners, LLC or its affiliates (“Thermo”) does not own a majority of our outstanding capital stock entitled to vote in the election of directors, to remove our directors only for cause and only by the vote of at least 66 2 / 3 % of the outstanding shares of capital stock entitled to vote in the election of directors;

•                  prohibitions, at such time when Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, on our stockholders acting by written consent;

•                  prohibitions on our stockholders calling special meetings of stockholders or filling vacancies on our board of directors;

•                  the requirement, at such time when Thermo does not own a majority of our outstanding capital stock entitled to vote in the election of directors, that our stockholders must obtain a super-majority vote to amend or repeal our amended and restated certificate of incorporation or bylaws;

•                  change of control provisions in our credit agreement, which provide that a change of control will constitute an event of default and, unless waived by the lenders, will result in the acceleration of the maturity of all indebtedness under the credit agreement; and

•                  change of control provisions in our 2006 Equity Incentive Plan, which provide that a change of control may accelerate the vesting of all outstanding stock options, stock appreciation rights and restricted stock.

We also are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder.

These provisions also could make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

We are controlled by Thermo, whose interests may conflict with yours.

As of November 15, 2007, Thermo owns approximately 61.5% of our outstanding common stock. Thermo is able to control the election of all of the members of our board of directors and the vote on substantially all other matters, including significant corporate transactions such as the approval of a merger or other transaction involving our sale.

Thermo is controlled by James Monroe III, our chairman and chief executive officer. Through Thermo, Mr. Monroe holds equity interests in, and serves as an executive officer or director of, a diverse group of privately-owned businesses not otherwise related to us. Although Mr. Monroe receives no compensation from us, he has advised us that he intends to devote whatever portion of his time is necessary to perform his duties as our chairman and chief executive officer. We do reimburse Thermo and Mr. Monroe for certain expenses they incur in connection with our business.

In November 2007, Thermo Funding Company LLC agreed in principal to assume all of the obligations and be assigned all of the rights (other than indemnification rights) of the administrative agent and the lenders under our amended and restated credit agreement. This assignment and assumption occurred on December 17, 2007.

The interests of Thermo may conflict with the interests of our other stockholders. Thermo may take actions it believes will benefit its equity investment in us or loans to us even though such actions might not be in your best interests as a holder of our common stock.

As a “controlled company,” as defined in the NASDAQ Marketplace Rules, we qualify for, and rely on, exemptions from certain corporate governance requirements.

Thermo owns common stock representing more than a majority of the voting power in election of our directors. As a result, we are considered a “controlled company” within the meaning of the corporate governance standards in the NASDAQ Marketplace Rules. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including (1) the requirement that a majority of its board of directors consist of independent directors, (2) the requirement that it have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We have elected to be treated as a controlled company and thus utilize these exemptions. As a result, we do not have a majority of independent directors nor so we have compensation and nominating/corporate governance committees consisting entirely of independent directors. Accordingly, you do not have the same protection afforded to stockholders of companies that are subject to all of the NASDAQ Marketplace corporate governance requirements.

FORWARD-LOOKING STATEMENTS

In addition to current and historical information, this prospectus contains or incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements relate to our future operations, prospects, potential products, services, developments and business strategies.  These statements can, in some cases, be identified by the use of terms such as “may,” “will,” “should,” “could,” “would,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” the negative of such terms or other comparable terminology.  Forward-looking statements, such as statements regarding our ability to develop and expand our business, our ability to manage costs, our ability to exploit and respond to technological innovation, the effects of laws and regulations (including tax laws and regulations) and legal and regulatory changes, the opportunities for strategic business combinations and the effects of consolidation in our industry on us and our competitors, our anticipated future revenues, our anticipated capital spending (including for future satellite procurements and launches), our anticipated financial resources, our expectations about the future operational performance of our satellites (including their projected operational lives), the expected strength of and growth prospects for our existing customers and the markets that we serve, and other statements contained or incorporated by reference in this prospectus regarding matters that are not historical facts, involve predictions. These and similar statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by the statements. Such risks and uncertainties include, among others, those listed in “Risk Factors” or incorporated by reference in this prospectus.  We do not intend, and undertake no obligation, to update any of our forward-looking statements after the date of this prospectus to reflect actual results or future events or circumstances.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholder.

SELLING STOCKHOLDER

 We issued the shares of common stock covered by this prospectus in a private placement to the selling stockholder in connection with our purchase of substantially all of TE.SA.M. de Venezuela, C.A.  All of the shares are currently held by the selling stockholder listed below. The following table sets forth, to our knowledge, certain information about the selling stockholder as of November 27, 2007.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares.  To our knowledge, the selling stockholder has sole voting and investment power with respect to its shares of common stock.  As of November 27, 2007, there were 82,741,666 shares of our common stock outstanding.

Name of Selling	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares of Common Stock	Shares of Common Stock to be Beneficially Owned After Offering
Stockholder	Number	Percentage	Being Offered	Number	Percentage

TE.SA.M. de Venezuela, C.A.	25,471 (1)	*	25,471	0	0%

* Less than 1%.

(1)                     These shares are being held in escrow pending the calculation of the trailing five-day average trading price of our common stock on the effective date of the Registration Statement of which this prospectus is a part. If the value of these shares exceeds $246,093.75, the excess shares (rounded to the nearest whole share) will be returned to the company at no consideration. If the value is less than $246,093.75, the selling stockholder will keep all of these shares, and we will pay the deficiency in cash.

The selling stockholder has not held any position or office with, or otherwise had a material relationship with, us or any of our predecessors or affiliates within the past three years other than as a party to agreements with us governing the operation of a Globalstar gateway owned by TE.SA.M. de Venezuela, C.A. prior to the acquisition.

PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder.  The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, distribution or other non-sale related transfer.  The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale.  Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions.  The selling stockholder may sell its shares by one or more of, or a combination of, the following methods:

•                  purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus;

•                  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•                  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  over-the-counter distribution in accordance with the rules of The NASDAQ Stock Market;

•                  in privately negotiated transactions;

•                  short sales; and

•                  in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.  In connection with distributions of the shares, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions.  In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder.  The selling stockholder also may sell the common stock short and redeliver the shares to close out such short positions.  The selling stockholder also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealers or other financial institutions of shares offered by this prospectus, which shares the broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).  The selling stockholder may pledge shares to broker-dealers or other financial institutions, and, upon a default, a broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate.  Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder in amounts to be negotiated prior to the sale.

In offering the shares covered by this prospectus, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers.  In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates.  In addition, we will make copies of this prospectus available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

LEGAL MATTERS

The validity of the shares offered by this prospectus has been passed upon for Globalstar by Taft Stettinius & Hollister LLP, Cincinnati, Ohio.

EXPERTS

The consolidated financial statements for the years ended December 31, 2006 and 2005 appearing in Globalstar’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Crowe Chizek and Company LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such 2006 and 2005 consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon their respective authority as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2004 appearing in Globalstar’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by GHP Horwath, P.C., independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such 2004 consolidated financial statements are incorporated herein by reference in reliance upon such report given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Globalstar files annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy the Registration Statement of which this prospectus is a part, including any exhibits filed with it, and all other reports or other information we may file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of this information at prescribed rates by mail from the Public Reference Room of the SEC. You may call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. In addition, the SEC maintains a Website at http://www.sec.gov that contains our reports, proxy and information statements and other information that we file with the SEC. These filings may also be found on the Investor Relations section of our website at http://www.globalstar.com. However, any information that is included on or linked to our website is not a part of or incorporated by reference into this prospectus.

This prospectus is part of a Registration Statement that we filed with the SEC.  The Registration Statement contains more information than this prospectus regarding us and our common stock, including certain exhibits.  You may obtain a copy of the Registration Statement from the SEC address listed above or from the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” herein important business and financial information that Globalstar files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference or deemed incorporated by reference is an important part of this prospectus, and information that Globalstar files later with the SEC will be deemed to update automatically and supersede this incorporated information.

We incorporate by reference the documents listed below of Globalstar (File No. 001-33117) and any future filings made by Globalstar with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the sale of all the shares covered by his prospectus (excluding any information furnished to the SEC pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K and any related exhibits). Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

•              Annual report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the SEC on April 2, 2007;

•              Quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, as filed with the SEC on May 15, 2007, August 14, 2007 and November 14, 2007, respectively;

•              Current reports on Form 8-K, as filed with the SEC on February 5, 2007, April 2, 2007, June 13, 2007, and September 10, 2007, respectively; and

•                  The description of our capital stock contained in our Registration Statement on Form 8-A, as filed with the SEC on October 30, 2006.

You may request a free copy of any of the documents incorporated by reference by making an oral or written request directed to:

Globalstar

Attention: Investor Relations

461 South Milpitas Blvd.

Milpitas, California  95035

Telephone: (408) 933-4006